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[McDermott, Will & Emery Letterhead]

MCDERMOTT, WILL & EMERY

    July 3, 2001

VIA EDGAR AND FEDERAL EXPRESS

Mr. John C. Penn Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Mail Stop 3-3 Washington, D.C. 20549	REQUEST FOR CONFIDENTIAL TREATMENT UNDER THE FREEDOM OF INFORMATION ACT
Re:	CB Richard Ellis Services, Inc. Schedule TO filed June 19, 2001 File No. 5-46943

Dear Mr. Penn:

    This letter is provided to you in response to your letter dated July 2, 2001 regarding the Tender Offer Statement on Schedule TO (the "Schedule TO-I") of CB Richard Ellis Services, Inc. (the "Company"). We have enclosed three copies of Amendment No. 1 to Schedule TO, which reflects our responses to your comments and is marked to indicate the changes from the version of the Schedule TO-I filed on June 19, 2001. For your convenience, this letter recites each of your numbered comments together with our response to it.

General

1.
As your colleagues and I discussed on Friday, it appears that CBRE Holding Inc. may be a bidder, as the term is defined by Rule 14d-1(g)(2), to the extent that option holders are afforded the option of assigning their net proceeds from this offer to CBRE for the purchase of its Class A common stock. Please advise. Also advise us why you believe that this facet of the offer is consonant with Section 5 of the Securities Act of 1933. We may have further comments.

  In connection with the proposed merger of the Company with a wholly-owned subsidiary of CBRE Holding, Inc., CBRE Holding is making an offering of shares of its Class A common stock to employees of the Company and its subsidiaries pursuant to a registration statement that has been filed with the Commission. Subject to such registration statement having previously been declared effective by the Commission, the public offering of CBRE Holding Class A common stock to such employees will be completed (and employees who have subscribed for shares will be required to pay the subscription price for those shares) on the same day as the expiration of the option tender offer. For the convenience of the optionholders, CBRE Holding has proposed that they be afforded the option of assigning all or a portion of their net cash proceeds from the option tender offer to CBRE Holding in satisfaction of all or a portion of the purchase price for the shares of CBRE Holding Class A common stock that they subscribe for.

  CBRE Holding has indicated to the Company that it believes that the assignment of net cash proceeds is consistent with Section 5 of the Securities Act of 1933. The ability to assign the proceeds will only be made available by CBRE Holding after its registration statement relating to the offering of CBRE Holding Class A common stock has been declared effective and a prospectus satisfying the requirements of Section 10(a) of the Securities Act of 1933 has been delivered with respect to the CBRE Holding shares. The election form delivered to optionholders as part of the tender offer does not provide any alternative to assign proceeds to CBRE Holding.

  In response to the Staff's comments, the offer to purchase filed as an exhibit to the Schedule TO-I is being amended, by supplement, to clarify that the opportunity to assign the net cash proceeds from the option tender offer is expected to be subsequently made available by CBRE Holding pursuant to subscription agreements and the subscription agreements will not be effective until after the CBRE Holding registration statement is declared effective and the optionholders have received a prospectus from CBRE Holding. The subscription documents providing for the assignment of the net cash proceeds will also provide that the assignment is automatically revoked if the optionholder decides to exercise his or her withdrawal rights under the tender offer.

  CBRE Holding has also indicated to us that it does not believe that allowing optionholders to assign their net cash proceeds will result in CBRE Holding becoming a bidder as that term is defined by Rule 14d-1(g)(2). The purpose of the option tender offer is not to create a source of funds to facilitate the purchase by optionholders of CBRE Holding stock. The optionholder is under no obligation to purchase shares of CBRE Holding stock or, if he or she determines to purchase such stock, to pay for the stock through an assignment of proceeds. As noted above, the assignment of proceeds is being proposed solely for the convenience of the optionholders.

Conditions, page 11

2.
We note that the company reserves the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as a continuing right that may be asserted at any time and from time to time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those dependent upon the receipt of necessary governmental approvals, including the consummation of the merger, must be satisfied or waived before the offer expires. Please revise to clarify that all conditions, other than those involving receipt of necessary governmental approvals, will be satisfied or waived on or before the expiration date.

  By the supplement to the offer to purchase that is being filed as an exhibit to Amendment No. 1 to the Schedule TO-I and is being mailed to optionholders, we have amended the provision in question to provide that conditions to the offer may not be asserted or waived after expiration of the offer. See the fourth paragraph of the supplement.

Acceptance of and Payment for the Options, page 12

3.
Revise to clarify that payment will be made promptly, not "promptly as reasonably practicable," after the expiration date. Refer to Rules 13e-4(f)(5) and 14e-1(c).

  The supplement amends the provision in question to provide that payment will be made "promptly" after the expiration date. See the fifth paragraph of the supplement.

Source and Amount of Funds, page 13

4.
On a supplemental basis, please confirm that this transaction is not contingent upon your receipt of financing. Otherwise, revise the section entitled "Conditions" accordingly. We may have further comments.

  The offer by the Company to make payments to optionholders in exchange for cancellation of their options pursuant to the offer to purchase is not directly contingent on receipt of financing. As disclosed under "The Offer—Conditions," the Company may terminate or amend the offer or may postpone the acceptance of or payment for any options tendered to it, subject to the rules under the Securities Exchange Act of 1934, if on or before the expiration date, among other things, the merger is not completed. Under the merger agreement, the acquisition company's obligation to consummate the merger is subject to its receipt of financing contemplated by commitment letters it has obtained or certain alternative financing.

Election Form

5.
It is inappropriate to require option holders to represent that they have "read" and "underst[ood]" the terms and conditions of the offer. Please revise accordingly.

  The supplement amends the Letter of Transmittal and Withdrawal of Tendered Options Letter to delete the representations by optionholders that they have "read" and "understand" the terms and conditions of the offer and the section of the offer to purchase titled "Significant Consequences to Non-Tendering Optionholders." See the final paragraph of the supplement.

  * * * *

    We would appreciate your confirmation at your earliest convenience that the matters addressed in this letter and its enclosures are satisfactory to the Staff. If you have any questions, please contact me at 312-984-2069.

Very truly yours,
/s/ Thomas J. Murphy
Thomas J. Murphy

Enclosures

cc:
Walter Stafford
Murray Indick
Richard Capelouto

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